

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2022

Craig Abrahams
President and Chief Financial Officer
Playtika Holding Corp.
HaChoshlim St 8
Herzliya Pituach , Israel

>   **Re: Playtika Holding Corp.**
>   **Form 10-K for the Year Ended December 31, 2021**
>   **Filed March 2, 2022**
>   **Form 10-Q for the Quarter Ended June 30, 2022**
>   **Filed August 4, 2022**
>   **Form 8-K filed August 4, 2022**
>   **File No. 001-39896**

Dear Mr. Abrahams:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2021

Note 1. Organization and Summary of Significant Accounting Policies
Description of business and organization, page 87

1. Please disclose your basis for determining your operating segments and if applicable, their aggregation into one reportable segment. Refer to ASC 280-10-50-21. In a separate footnote addressing enterprise-wide segment information, disclose long-lived assets in your country of domicile and those located in all foreign countries in total in which you hold assets. If assets in an individual foreign country are material, those assets shall be disclosed separately. Refer to ASC 280-10-50-41(b).

Note 2. Business Combinations, page 96

2.   Tell us how you considered providing supplemental pro forma information with respect to your acquisition of Reworks OY during 2021 pursuant to ASC 805-10-50-(2)(h) and (3).

Note 17. Income Taxes
Israeli taxation, page 116

3.   Tell us how you considered the guidance in Rule 4-08(h)(1)-(2) of Regulation S-X in your characterization of income before income tax expense as either domestic or foreign and your determination of the applicable statutory federal income tax rate.

Note 19. Net Income Attributable to Ordinary Stockholders, page 121

4.   Please help us understand why the inclusion of the cited stock options and RSUs in the calculation of diluted net income per share would have been anti-dilutive for the periods presented.

Form 8-K filed August 4, 2022

Exhibit 99.1
Playtika Holding Corp. Reports Second Quarter 2022 Results, page 1

5.   Your presentation of Adjusted EBITDA in the subheading (below the headline) excludes Net Income, which is its most comparable GAAP measure. As such, it is not consistent with the guidance prescribed in Q&A 102.10 of the C&DI on Non-GAAP Financial Measures. Please revise your presentation as appropriate.

Form 10-Q for the Quarter Ended June 30, 2022

Item 3. Management's Discussion and Analysis of Financial Condition and Results of Operations
Reconciliation of Adjusted EBITDA to Net Income, page 28

6.   Please provide a discussion of net income prior to your presentation of Adjusted EBITDA.

7.   Please revise or advise us how you determined it would be appropriate to exclude normal, recurring, cash operating expenses necessary to operate your business from a non-GAAP performance measure such as Adjusted EBITDA. Please refer to Q&A 100.01 of the C&DI on Non-GAAP Financial Measures. In particular, we note the following:
   •   Long-term cash compensation. In this regard, we note that since 2017, these cash benefits were paid, and will continue to be paid, yearly to employees pursuant to the 2017-2020 Plan and 2021-2024 Retention Plan per your disclosure on page 94.
   •   Acquisition and related expenses. Strategic planning appears to be part of regular management functions. It is unclear why expenses incurred by the Company in connection with the "evaluation of strategic alternatives" are characterized as

acquisition and related expenses.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Lisa Etheredge, Senior Staff Accountant at (202) 551-3424 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology